FAIRFAX  News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, November 29, 2017

FAIRFAX ANNOUNCES EARLY REDEMPTION OF NOTES DUE AUGUST 19, 2019

Toronto, Ontario (November 29, 2017) – Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH and FFH.U) announces that, on December 29, 2017, it is redeeming all of its outstanding 7.5% Senior Notes due August 19, 2019 (the "Notes") at a redemption price of 108.161% of the principal amount of the Notes plus accrued and unpaid interest, if any. There is approximately C$388.4 million principal amount of Notes currently outstanding.
Questions on the redemption may be directed to BNY Trust Company of Canada, as paying agent, to Sameer Khan, Vice-President, 1 York St., 6th Floor, Toronto, Ontario, M5J 0B6, Telephone: (416) 933-8558, Fax: (416) 360-1711.
Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941